Mail Stop 3561

November 7, 2006

By Facsimile and U.S. Mail

Mr. John E. Zawacki
President and Chief Executive Officer
Blair Corporation
220 Hickory Street
Warren, PA 16366

> **Re:** **Blair Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 8, 2006**
> **File No. 1-00878**
> **Form 10-Q/A for Three Months Ended March 31, 2006**
> **Filed November 3, 2006**
> **File No. 1-00878**
> **Form 10-Q/A for Six Months Ended June 30, 2006**
> **Filed November 3, 2006**
> **File No. 1-00878**

Dear Mr. Zawacki:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief